Free Writing Prospectus

Dated September 22, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-198729

Final Term Sheet

The GEO Group, Inc.

$250,000,000 5.875% Senior Notes due 2024 (the “Notes”)

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated September 22, 2014 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	The GEO Group, Inc. (the “Company”)

Aggregate Principal Amount:	$250,000,000

Title of Securities:	5.875% Senior Notes due 2024

Final Maturity:	October 15, 2024

Coupon:	5.875%

Issue Price:	100% of principal amount

Yield to Maturity:	5.875%

Interest Payment Dates:	April 15 and October 15, beginning April 15, 2015

Record Dates:	April 1 and October 1

Trade Date:	September 22, 2014

Proceeds to Issuer (Before Expenses)	$250,000,000

Optional Redemption:	On or after October 15, 2019, the Company may, at its option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on October 15 of the years indicated below:

	Year	Percentage

	2019	102.938%
	2020	101.958%
	2021	100.979%
	2022 and thereafter	100.000%

Make-Whole Premium Call:	At any time prior to October 15, 2019, the company may, at its option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest, if any, to the date of redemption.

Optional Redemption with Equity Proceeds:	At any time on or prior to October 15, 2017, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of outstanding Notes issued under the
Indenture (including any additional Notes) at a redemption price of 105.875% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided, that: (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by us and our Subsidiaries); and (2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Settlement Date:	T+3; September 25, 2014

Joint Bookrunners:

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Barclays Capital Inc.

SunTrust Robinson Humphrey, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Co-Manager:	TD Securities (USA) LLC

CUSIP/ISIN:	36162J AA4/US36162JAA43

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll free).